EXHIBIT 99.a.8

                                                  Schedule 13E-4 Exhibit (a)(8)

FOR IMMEDIATE RELEASE
August 22, 1997


             BANKUNITED FINANCIAL CORPORATION COMPLETES TENDER OFFER

CORAL GABLES, FLA.--Alfred R. Camner, Chairman of the Board and Chief Executive Officer of BankUnited Financial Corporation, Coral Gables, Florida, the holding company of BankUnited, FSB, announced today that the Company's offer to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock at a price of $10.25 per share expired on Friday, August 15, 1997.

The stock is listed on the NASDAQ National Market System under the symbol
"BKUNO."

Camner reported that the Company purchased 448,583 shares which he noted would save the company $350,000 annually in preferred dividend payments. He stated, "We determined not to extend the time for our tender as a result of interest rates having recently trended upward which could reduce the market price of the preferred stock. Additionally, the preferred stock, which is not convertible, is subject to call during the coming year. Because of the reduced number of total shares outstanding, we believe it is possible that the shares of this preferred stock will no longer trade on the NASDAQ National Market System."

Camner said that the determination of the actual number of shares to be purchased is subject to final confirmation of proper delivery of all shares tendered and not withdrawn. Payment for the shares tendered will occur as promptly after proper delivery, Camner added.

BankUnited Financial currently has fifteen branch offices in Dade, Broward and Palm Beach counties, Florida, and has two additional branches schedule to open within the next 60 days. At June 30, 1997, the Company had assets of $1.8 billion, deposits of $1.1 billion and stockholders' equity of $101 million.

BankUnited Financial Corporation trades on the Nasdaq National Market. Its common stock trades under the symbol BKUNA, and its preferred stocks trade under the symbols, BKUNP, BKUNO, BKUNN and BKUNZ.

                                      * * *

CONTACT:                   SAMUEL MILNE, CFO, BANKUNITED, (305) 569-2000
Distributed by:            Boardroom Communications, (954) 321-6334
Contact:                   Linda Greck or Julie Silver